Exhibit (a)(2)
ANNOUNCEMENT OF OFFER TO EXCHANGE
April 23, 2010
We are pleased to announce a stock option exchange program for the benefit of Marlin as a whole. The specifics of the program are described in the Offer to Exchange Certain Outstanding Options with an Exercise Price Per Share of $8.75 or Higher for New Options, dated April 23, 2010 (the “Offer to Exchange”), which we are filing with the Securities and Exchange Commission today, a copy of which accompanies this email.
We are very conscious of the fact that many of you have worked diligently for several years and have not had the opportunity to realize equity gains for your efforts. We also continue to believe strongly in the potential of long-term equity gains to motivate our employees to continue to be dedicated to Marlin and to work toward the creation of value for our shareholders.
Toward this end, we are offering the opportunity for employees to exchange their outstanding stock options with exercise prices equal to or greater than $8.75 per share for new stock options with exercise prices equal to the closing price per share on the grant date of the new stock options. The new stock options granted in exchange will be for fewer shares than the stock options they replace and will also be subject to new vesting schedules.
The specifics of the stock option exchange program are described in the Offer to Exchange, a copy of which is attached to this email. We urge you to read the Offer to Exchange very carefully.
Also attached to this email is a personalized Letter of Transmittal listing each of your outstanding stock options that is eligible for exchange in the option exchange program.
Your participation in the option exchange program is voluntary. If you wish to participate, you must, in accordance with the terms of the Letter of Transmittal, properly complete, duly execute and timely deliver your Letter of Transmittal to Marlin on or before 11:59 Eastern Time on May 21, 2010 (or any extended expiration date of the exchange program) via (i) facsimile to facsimile number (856) 813-2702, (ii) overnight courier to Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054, Attn: General Counsel or (iii) email to gpelose@marlinleasing.com.
If you have any questions, please contact Lynne Wilson at (856) 505-4108 or via email at lwilson@marlincorp.com.